Mail Stop 4561

February 19, 2010

Michael McAndrew
Chief Financial Officer, Treasurer, and Secretary
Black Box Corporation
1000 Park Drive
Lawrence, PA 15055

>   **Re: Black Box Corporation**
>   **Form 10-K for the Fiscal Year Ended March 31, 2009**
>   **File No. 000-18706**

Dear Mr. McAndrew:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief